United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

COMPANY
PROCESS NUMBER
TYPE OF MEETING		292
DATE OF MEETING	00233—VALE S.A.	10/18/2017 TIME OF MEET	10:00:00
ONLINE START DATE	EXTRAORDINARY SHAREHOLDER MEETING	9/27/2017 ONLINE END DATE	10/11/2017
RESOLUTION NUMBER	TYPE OF RESOLUTION	SITUATION	VOTE	CODE	NAME	SITUATION	VOTE	CANDIDATE	NAME OF CANDIDATE	SITUATION	VOTE	PERCENT	TOTAL QUANTITY	ON	PN
	1 SIMPLE RESOLUTION	ACTIVE	APPROVE										1,355,186,076	1,277,067,573	78,118,503
	1 SIMPLE RESOLUTION	ACTIVE	REJECT										11,122,651	10,864,651	258,000
	1 SIMPLE RESOLUTION	ACTIVE	ABSTAIN										5,673,101	5,673,101	0
	2 SIMPLE RESOLUTION	ACTIVE	APPROVE										1,368,780,734	1,290,404,231	78,376,503
	2 SIMPLE RESOLUTION	ACTIVE	REJECT										614,725	614,725	0
	2 SIMPLE RESOLUTION	ACTIVE	ABSTAIN										2,586,369	2,586,369	0
	3 BOARD MEMBER ELECTION BY CANDIDATE	ACTIVE			1 N/D	ACTIVE			1 ISABELLA SABOYA, AS EFFECTIVE MEMBER	ACTIVE	APPROVE		8,039,485	8,039,485	0
	3 BOARD MEMBER ELECTION BY CANDIDATE	ACTIVE			1 N/D	ACTIVE			1 ISABELLA SABOYA, AS EFFECTIVE MEMBER	ACTIVE	REJECT		2,321,098	2,321,098	0
	3 BOARD MEMBER ELECTION BY CANDIDATE	ACTIVE			1 N/D	ACTIVE			1 ISABELLA SABOYA, AS EFFECTIVE MEMBER	ACTIVE	ABSTAIN		1,151,535,439	1,151,535,439	0
	3 BOARD MEMBER ELECTION BY CANDIDATE	ACTIVE			1 N/D	ACTIVE			2 RICARDO REISEN DE PINHO, AS EFFECTIVE MEMBER, AND MARCIO GUEDES PEREIRA JUNIOR, AS ALTERNATE MEMBER	ACTIVE	APPROVE		31,515,254	31,515,254	0
	3 BOARD MEMBER ELECTION BY CANDIDATE	ACTIVE			1 N/D	ACTIVE			2 RICARDO REISEN DE PINHO, AS EFFECTIVE MEMBER, AND MARCIO GUEDES PEREIRA JUNIOR, AS ALTERNATE MEMBER	ACTIVE	REJECT		2,320,995	2,320,995	0
	3 BOARD MEMBER ELECTION BY CANDIDATE	ACTIVE			1 N/D	ACTIVE			2 RICARDO REISEN DE PINHO, AS EFFECTIVE MEMBER, AND MARCIO GUEDES PEREIRA JUNIOR, AS ALTERNATE MEMBER	ACTIVE	ABSTAIN		1,127,973,333	1,127,973,333	0
	4 BOARD MEMBER ELECTION BY CANDIDATE	ACTIVE	YES										10,572,904	10,572,904	0
	4 BOARD MEMBER ELECTION BY CANDIDATE	ACTIVE	NO										464,858,143	464,858,143	0
	5 BOARD MEMBER ELECTION BY CANDIDATE	ACTIVE			1 N/D	ACTIVE			1 ISABELLA SABOYA, AS EFFECTIVE MEMBER	ACTIVE	N/A		9,997,774	9,997,774	0
	5 BOARD MEMBER ELECTION BY CANDIDATE	ACTIVE			1 N/D	ACTIVE			2 RICARDO REISEN DE PINHO, AS EFFECTIVE MEMBER, AND MARCIO GUEDES PEREIRA JUNIOR, AS ALTERNATE MEMBER	ACTIVE	N/A		561,514	561,514	0
	6 SEPARATE BOARD ELECTION - COMMON SHARES	ACTIVE			1 N/D	ACTIVE			1 SANDRA GUERRA, AS EFFECTIVE MEMBER	ACTIVE	APPROVE		612,117,240	612,117,240	0
	6 SEPARATE BOARD ELECTION - COMMON SHARES	ACTIVE			1 N/D	ACTIVE			1 SANDRA GUERRA, AS EFFECTIVE MEMBER	ACTIVE	REJECT		476,834	476,834	0
	6 SEPARATE BOARD ELECTION - COMMON SHARES	ACTIVE			1 N/D	ACTIVE			1 SANDRA GUERRA, AS EFFECTIVE MEMBER	ACTIVE	ABSTAIN		448,898,543	448,898,543	0
	6 SEPARATE BOARD ELECTION - COMMON SHARES	ACTIVE			1 N/D	ACTIVE			2 MARCELO GASPARINO DA SILVA, AS EFFECTIVE MEMBER, AND BRUNO C. H. BASTIT, AS ALTERNATE MEMBER	ACTIVE	APPROVE		360,846,239	360,846,239	0
	6 SEPARATE BOARD ELECTION - COMMON SHARES	ACTIVE			1 N/D	ACTIVE			2 MARCELO GASPARINO DA SILVA, AS EFFECTIVE MEMBER, AND BRUNO C. H. BASTIT, AS ALTERNATE MEMBER	ACTIVE	REJECT		15,806,740	15,806,740	0
	6 SEPARATE BOARD ELECTION - COMMON SHARES	ACTIVE			1 N/D	ACTIVE			2 MARCELO GASPARINO DA SILVA, AS EFFECTIVE MEMBER, AND BRUNO C. H. BASTIT, AS ALTERNATE MEMBER	ACTIVE	ABSTAIN		684,701,197	684,701,197	0
	7 SEPARATE BOARD ELECTION - COMMON SHARES	ACTIVE	YES										66,077,697	66,077,697	0
	7 SEPARATE BOARD ELECTION - COMMON SHARES	ACTIVE	NO										315,194,116	315,194,116	0
	8 SEPARATE BOARD ELECTION - PREFERRED SHARES	ACTIVE			1 N/D	ACTIVE			1 SANDRA GUERRA, AS EFFECTIVE MEMBER	ACTIVE	APPROVE		670,263,643	607,766,856	62,496,787
	8 SEPARATE BOARD ELECTION - PREFERRED SHARES	ACTIVE			1 N/D	ACTIVE			1 SANDRA GUERRA, AS EFFECTIVE MEMBER	ACTIVE	REJECT		1,445,556	476,011	969,545
	8 SEPARATE BOARD ELECTION - PREFERRED SHARES	ACTIVE			1 N/D	ACTIVE			1 SANDRA GUERRA, AS EFFECTIVE MEMBER	ACTIVE	ABSTAIN		464,151,872	453,183,351	10,968,521
	8 SEPARATE BOARD ELECTION - PREFERRED SHARES	ACTIVE			1 N/D	ACTIVE			2 MARCELO GASPARINO DA SILVA, AS EFFECTIVE MEMBER, AND BRUNO C. H. BASTIT, AS ALTERNATE MEMBER	ACTIVE	APPROVE		62,320,898	62,280,401	40,497
	8 SEPARATE BOARD ELECTION - PREFERRED SHARES	ACTIVE			1 N/D	ACTIVE			2 MARCELO GASPARINO DA SILVA, AS EFFECTIVE MEMBER, AND BRUNO C. H. BASTIT, AS ALTERNATE MEMBER	ACTIVE	REJECT		20,436,458	15,807,563	4,628,895
	8 SEPARATE BOARD ELECTION - PREFERRED SHARES	ACTIVE			1 N/D	ACTIVE			2 MARCELO GASPARINO DA SILVA, AS EFFECTIVE MEMBER, AND BRUNO C. H. BASTIT, AS ALTERNATE MEMBER	ACTIVE	ABSTAIN		1,053,088,100	983,322,639	69,765,461
	9 SEPARATE BOARD ELECTION - PREFERRED SHARES	ACTIVE	YES										39,387,660	21,522,701	17,864,959
	9 SEPARATE BOARD ELECTION - PREFERRED SHARES	ACTIVE	NO										414,015,975	357,453,893	56,562,082

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: October 17, 2017		Director of Investor Relations